FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 06, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
6 February 2024
Transaction in Own Shares
NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
06 February 2024	6,291	218.50	218.50	218.5000	LSE
06 February 2024	36,554	218.70	218.20	218.6035	CHIX
06 February 2024	121,724	218.90	218.50	218.8155	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 31 July 2023, as announced on 31 July 2023.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 179,511,411 Ordinary Shares in treasury and have 8,764,453,387 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
06 February 2024	08:02:00	BST	1095	218.50	BATE	2126405
06 February 2024	08:02:02	BST	413	218.50	BATE	2126499
06 February 2024	08:02:04	BST	1075	218.50	BATE	2126531
06 February 2024	08:02:06	BST	2728	218.50	BATE	2126577
06 February 2024	08:05:15	BST	1969	218.60	BATE	2130684
06 February 2024	08:05:20	BST	615	218.60	BATE	2130769
06 February 2024	08:05:20	BST	2500	218.60	BATE	2130767
06 February 2024	08:09:04	BST	5591	218.70	BATE	2137215
06 February 2024	08:16:11	BST	991	218.80	BATE	2146361
06 February 2024	08:16:11	BST	3587	218.80	BATE	2146359
06 February 2024	08:43:03	BST	525	218.90	BATE	2171262
06 February 2024	08:43:03	BST	2107	218.90	BATE	2171260
06 February 2024	08:43:03	BST	5628	218.90	BATE	2171258
06 February 2024	08:44:08	BST	429	218.90	BATE	2172392
06 February 2024	08:44:08	BST	4691	218.90	BATE	2172390
06 February 2024	09:43:36	BST	5526	218.90	BATE	2232406
06 February 2024	09:45:06	BST	100	218.90	BATE	2233756
06 February 2024	09:45:06	BST	1346	218.90	BATE	2233749
06 February 2024	09:45:21	BST	888	218.90	BATE	2234020
06 February 2024	09:45:21	BST	2722	218.90	BATE	2234022
06 February 2024	09:47:15	BST	4672	218.80	BATE	2235836
06 February 2024	09:59:32	BST	57	218.80	BATE	2245831
06 February 2024	10:00:10	BST	836	218.80	BATE	2246502
06 February 2024	10:00:10	BST	2109	218.80	BATE	2246500
06 February 2024	10:00:10	BST	3431	218.80	BATE	2246498
06 February 2024	10:00:30	BST	3200	218.80	BATE	2246709
06 February 2024	10:01:51	BST	668	218.80	BATE	2247763
06 February 2024	10:01:51	BST	798	218.80	BATE	2247765
06 February 2024	10:06:42	BST	2270	218.90	BATE	2251864
06 February 2024	10:07:09	BST	3016	218.90	BATE	2252165
06 February 2024	10:23:38	BST	3336	218.60	BATE	2263786
06 February 2024	10:23:38	BST	1400	218.60	BATE	2263784
06 February 2024	10:24:48	BST	5406	218.70	BATE	2264680
06 February 2024	10:26:29	BST	3939	218.80	BATE	2266084
06 February 2024	10:26:29	BST	705	218.80	BATE	2266082
06 February 2024	10:32:10	BST	5210	218.80	BATE	2269887
06 February 2024	11:08:02	BST	2229	218.90	BATE	2295632
06 February 2024	11:08:02	BST	1722	218.90	BATE	2295634
06 February 2024	11:08:02	BST	835	218.90	BATE	2295636
06 February 2024	11:18:46	BST	5078	218.90	BATE	2301613
06 February 2024	11:18:46	BST	1	218.90	BATE	2301611
06 February 2024	12:00:00	BST	974	218.90	BATE	2327503
06 February 2024	12:00:00	BST	1087	218.90	BATE	2327501
06 February 2024	13:00:48	BST	3343	218.90	BATE	2367273
06 February 2024	13:00:48	BST	181	218.90	BATE	2367271
06 February 2024	13:47:45	BST	5405	218.90	BATE	2406858
06 February 2024	13:53:46	BST	7	218.90	BATE	2412589
06 February 2024	13:54:50	BST	3702	218.90	BATE	2413686
06 February 2024	13:54:50	BST	1346	218.90	BATE	2413684
06 February 2024	13:59:43	BST	25	218.90	BATE	2418443
06 February 2024	14:00:03	BST	3943	218.90	BATE	2418986
06 February 2024	14:00:03	BST	1496	218.90	BATE	2418984
06 February 2024	14:12:43	BST	593	218.90	BATE	2430945
06 February 2024	14:12:43	BST	2730	218.90	BATE	2430943
06 February 2024	14:12:43	BST	938	218.90	BATE	2430941
06 February 2024	14:12:43	BST	510	218.90	BATE	2430939
06 February 2024	08:03:04	BST	153	218.20	CHIX	2128021
06 February 2024	08:03:04	BST	447	218.20	CHIX	2128016
06 February 2024	08:03:05	BST	1378	218.20	CHIX	2128036
06 February 2024	08:03:05	BST	2927	218.20	CHIX	2128025
06 February 2024	08:03:06	BST	331	218.20	CHIX	2128050
06 February 2024	08:16:18	BST	5301	218.70	CHIX	2146469
06 February 2024	09:01:11	BST	5164	218.70	CHIX	2189905
06 February 2024	09:49:32	BST	4000	218.60	CHIX	2237819
06 February 2024	10:02:29	BST	2951	218.70	CHIX	2248612
06 February 2024	10:02:29	BST	2290	218.70	CHIX	2248610
06 February 2024	10:23:38	BST	5063	218.60	CHIX	2263788
06 February 2024	10:23:38	BST	40	218.60	CHIX	2263782
06 February 2024	10:24:48	BST	2633	218.70	CHIX	2264686
06 February 2024	10:24:48	BST	1300	218.70	CHIX	2264684
06 February 2024	10:24:48	BST	811	218.70	CHIX	2264682
06 February 2024	10:24:48	BST	1765	218.70	CHIX	2264678
06 February 2024	08:02:06	BST	3284	218.50	LSE	2126555
06 February 2024	08:02:06	BST	3007	218.50	LSE	2126553

Date: 06 February 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary